July 18, 2023

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Howard Efron

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-32559

Form 8-K Filed February 23, 2023

File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Commission’s comment letter dated July 3, 2023 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2022 (the “2022 10-K”) and the Company’s Form 8-K filed February 23, 2023 (“February 2023 8-K”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2022

Significant Tenants

Total Assets by Operator, page 13

1.

We note that your table presents total assets by operator on an actual basis along with corresponding percentages by operator. Immediately below this table, you present percentages for certain operators on an adjusted basis. We note that you have reconciled from total assets to total adjusted gross assets on page 52. Please address the following:

•

Please tell us and revise your filing to clarify the nature of the assets that are associated with an operator (i.e. real estate assets, mortgage loans, investments in unconsolidated operating entities, etc.)

•

For the adjusted operator percentages, please tell us and revise your filing to provide additional qualitative and quantitative disclosures that provide an understanding of each of the adjustments on an operator-by-operator basis.

As a preliminary matter, and for purposes of full transparency, please note that in the 2022 fourth quarter, the Company began transitioning away from providing concentration metrics on a non-GAAP basis. This decision was influenced in part by the Staff’s December 13 issuance of certain Compliance and Disclosure Interpretations (“C&DIs”) with respect to the use of non-GAAP measures. However, our analysts and investors subsequently indicated to us that they still wanted to see the non-GAAP concentration measures. This is evidenced by our 8-K filed on February 27, 2023, following our Q4 2022 earnings call on February 23, 2023, which presented a 2022 supplemental update that included both GAAP and non-GAAP concentration tables for the benefit of, and due to questions from, investors and analysts.

In an effort to be responsive to requests from multiple sophisticated market participants for non-GAAP information, while at the same time fully complying with the recent C&DIs, in our 2022 10-K, we first prominently disclosed our asset concentration table by operator on a GAAP basis and then provided, in a less prominent and detailed footnote to this table, our asset concentration for our top five operators on a total adjusted gross asset basis (i.e., non-GAAP measure). We took the next step of our transition by providing only total asset concentration (i.e., GAAP measure) in the Company’s Form 10-Q for the Quarter Ended March 31, 2023. As indicated in these filings and in the information provided below, our operator concentration percentages do not vary greatly between total assets (GAAP) and total adjusted gross assets (non-GAAP). We do not have any current expectation of continuing to provide concentration metrics on a non-GAAP basis going forward.

In response to the Staff’s specific information requests, we respectfully advise that:

At December 31, 2022, total assets of our top five operators are generally comprised of real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans.

Our adjustments to reconcile total assets by operator (GAAP) to total adjusted gross assets (non-GAAP) for each of our top five operators at December 31, 2022 are detailed below (in millions):

As of December 31, 2022
Steward total assets	$4,763
Adjustments:
Add: Accumulated depreciation and amortization	342
Add: Incremental gross assets of our Investments in Unconsolidated Real Estate Joint Ventures	465
Reclassification between Steward and CommonSpirit as part of the Steward Transaction	(889)
Less: Gross book value of the Steward Transaction	(481)

Steward total adjusted gross assets	$4,200

Circle total assets	$2,062
Adjustments:
Add: Accumulated depreciation and amortization	149

Circle total adjusted gross assets	$2,211

Lifepoint total assets	$518
Adjustments:
Add: Accumulated depreciation and amortization	82
Reclassification between Springstone and Lifepoint as part of the Lifepoint Transaction	808

Lifepoint total adjusted gross assets	$1,408

Swiss Medical Network total assets	$749
Adjustments:
Add: Incremental gross assets of our Investments in Unconsolidated Real Estate Joint Ventures	600

Swiss Medical Network total adjusted gross assets	$1,349

Priory total assets	$1,290
Adjustments:
Add: Accumulated depreciation and amortization	27

Priory total adjusted gross assets	$1,317

In light of the above, and because we have otherwise already transitioned to providing our asset concentration solely on a GAAP basis in our periodic reports, we respectfully submit to the Staff that an amended 2022 10-K filing with adjustments by operator would be unnecessary at this point and could lead to investor and analyst confusion. As noted above, our operator concentration percentages do not vary greatly between total assets (GAAP) and total adjusted gross assets (non-GAAP).

•	For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting the percentage as if such transaction had closed.

The Company’s policy has historically been to reflect the effect of material pending transactions (acquisitions and dispositions) in our concentration metrics once the definitive agreements governing such transactions became binding, subject to only ordinary course closing conditions. We note that in our long experience as a public company and active investor in healthcare real estate, the overwhelming majority of transactions that have proceeded to binding agreements have closed substantially as contemplated. We have historically included these types of adjustments in our presentation of concentration because those often large commitments could have a measurable impact on our concentration metrics, particularly in those years when we had a smaller asset base. In addition, we believed adjusting for those commitments provided a more current view of our portfolio and allowed for a better understanding of our concentration levels as our commitments closed. This type of presentation was also consistent with the reports that management reviewed when making resource allocation decisions.

Accordingly, as noted in the description of total adjusted gross assets on page 52 of our 2022 10-K, the calculation assumes material committed transactions as of the balance sheet date are completed, including such transactions’ effect on cash on hand. Specifically, we note that the acquisition of the majority interest in Springstone by Lifepoint (“Lifepoint Transaction”) had already occurred as of the filing date of our 2022 10-K, the sale of Steward’s Utah operations to CommonSpirit Health (“Steward Transaction”) occurred shortly thereafter in May 2023 (from which we expect to receive $150 million to pay down outstanding loans, $100 million of which we have already received), and the sale of the three Connecticut hospitals (“Prospect Transaction”) continues to be on track per its binding commitment and is scheduled to close later in 2023.

We respectfully submit that the adjustment for these transactions at December 31, 2022 is consistent with our treatment of similar transactions, including the Macquarie Transaction in 2021 and other committed transactions, in previous years’ filings.

However, as noted previously, we have transitioned away from non-GAAP concentration disclosures in our periodic reports since the operator concentration percentages do not vary greatly between total assets and total adjusted gross assets and providing both seems duplicative and could be confusing to the readers of our financial statements.

Non-GAAP measures

Total Adjusted Gross Assets, page 52

2.	We note that the reconciliation for Total Adjusted Gross Assets is quite complex. Please address the following:

•

Footnote (3) appears to combine elements of the committed transactions but that these elements do not appear to be clearly quantified within referenced Notes 8 and 13 to the financial statements. Please enhance your disclosure by breaking out the captions “Gross book value of assets in transactions as described in Notes 8 and 13” into multiple captions (i.e. one for each transaction).

We respectfully acknowledge the Staff’s comment. While Footnote (3) on page 52 of the 2022 10-K combines the impact of multiple transactions, we believe the information contained in Notes 8 and 13 identifies and describes the appropriate transactions and provides a material quantification of the amount in Footnote (3). We have provided below the information you requested (in millions):

As of December 31, 2022
Gross book value of assets in transactions as described in Notes 8 and 13:
Lifepoint Transaction (Note 13)	$(205)
Prospect Connecticut sale (Note 8) (1)	(457)
Portion of Prospect Connecticut sale proceeds to be converted into equity of Prospect’s managed care business	157
Expected loan principal repayment with Steward’s sale of Utah operations to CommonSpirit Health (Note 13)	(150)

Total	$(655)

(1)

Represents sale proceeds as disclosed in Note 8. Of this, $300 million is expected to be received in cash, while the remaining $157 million is to be received in the form of equity in Prospect’s managed care business.

Given our proactive transition to reporting operator concentration solely on a GAAP basis in our periodic reports, we respectfully submit that a formal amendment of our 2022 10-K to reflect the above should not be required at this point.

•

Footnote (4) appears to combine multiple transactions. Please enhance your disclosure by breaking out the caption “Expected cash proceeds generated by the transactions as described in Notes 3, 8 and 13” into multiple captions (i.e. one for each transaction).

We respectfully acknowledge the Staff’s comment. However, as noted above, we believe the information in Notes 8 and 13 of our 2022 10-K identifies and describes the appropriate transactions and quantifies a significant portion of the expected proceeds. The requested information is detailed below for your review (in millions):

Expected cash proceeds generated by the transactions as described in Notes 3, 8 and 13:	As of December 31, 2022
Proceeds from the Lifepoint Transaction	$205
Proceeds from the Prospect Transaction	300
Proceeds from Steward as a result of the Steward Transaction	150
Other proceeds	4

Total expected cash proceeds generated by the transactions	$659

Given our proactive transition to reporting operator concentration solely on a GAAP basis in our periodic reports, we respectfully submit that a formal amendment of our 2022 Form 10-K to reflect the above should not be required at this point.

•	For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting gross assets as if such transaction had closed.

As these transactions are the same as those detailed in our response to Comment 1 above, please refer to our response to the third bullet of that comment.

•	This comment also applies to your presentation of total adjusted gross assets in your earnings release included in your Form 8-K.

We respectfully acknowledge the Staff’s comment and believe our previous responses in regards to the 2022 10-K apply here as well.

Notes to Consolidated Financial Statements

3. Real Estate and Other Activities

Investment in Unconsolidated Operating Entities, page 84

3.

We note per the table on page 84 that Steward loan investments are $362.8 million and $360.2 million as of December 31, 2022 and 2021, respectively. We also note that you disclosed on page 85 that during the second quarter of 2022 you loaned $150 million to Steward pursuant to a 5-year secured loan. Further, within your disclosure regarding Steward on page 14, you disclose that you hold a promissory note totaling approximately $220 million and you made a $335 million loan to affiliates of Steward in 2021. Please address the following:

•

Please help us understand the reason that the Steward loan investments only increased by approximately $3 million as of December 31, 2022 versus the comparable year in light of the $150 million funding in 2022.

•	In your response, help us to understand what is in the loan investment balance of $362.8 million on page 84.

•

Please clarify for us where you reflect the $220 million promissory note, the $150 million amount lent during 2022, and the $335 million loan to affiliates of Steward made in 2021 on your balance sheet.

The $362.8 million and $360.2 million loan balances as of December 31, 2022 and December 31, 2021, respectively, consist of our $335 million loan to affiliates of Steward made in 2021, plus paid-in-kind interest accrued on the loan. This loan, which provides us opportunities for participation in the value of Steward’s growth, is presented in the “Investments in unconsolidated operating entities” line on our consolidated balance sheets.

The $220 million promissory note referenced on page 14 of our 2022 10-K is inclusive of the $150 million lent during 2022. The promissory note balance, which is expected to be shorter-term in nature and more of a traditional working capital-type loan, is included in “Other loans” on our consolidated balance sheets.

•	Please clarify if any loans to Steward or their affiliates are mortgage loans. To the extent such loans are mortgage loans, please clarify where this information is presented in your schedule IV.

We did not hold any mortgage loans (or other loans not described above) with Steward or their affiliates at December 31, 2022.

Form 8-K filed February 23, 2023

Exhibits

4.

We note your presentation of adjusted funds from operations (“AFFO”) in your exhibit 99.1. We note that your reconciliation to arrive at AFFO includes the adjustment caption “straight-line rent revenue and other” which totals $297.6 million and $297.1 million for the years ended December 31, 2022 and 2021, respectively. It appears that this caption may have significant balances derived from items other than straight-line rent revenue, as the straight-line rent revenue amounts from your income statements were $204.2 million and $241.4 million, respectively, for those same periods. Please tell us the nature of any large adjustments within this line item that are derived from items other than straight-line rent revenue. Further, please confirm that you will provide a separate line caption(s) to breakout such large items in future presentations of AFFO.

The AFFO adjustment captioned “straight-line rent revenue and other” is intended to include all straight-line rent from operating leases (including such revenue recorded from our joint ventures accounted for under the equity method) along with comparable amounts for our financing leases that have minimum annual rent escalation provisions. To make this adjustment fully complete, we also include any write-offs of straight-line rent receivables that reduce the straight-line rent revenue line item of our consolidated income statement but were added back as part of the “Write-off of unbilled rent and other” line when calculating Normalized funds from operations, as we start with this measure in computing Adjusted funds from operations. See table below that quantifies each element of this line item:

	For the years ended,
	December 31, 2022	December 31, 2021

Straight-line rent revenue and other:	(In millions)
Straight-line rent from operating leases (reflected in “Straight-line rent” line item of our consolidated income statement)	$204	$241
Comparable straight-line rent from financing leases (reflected in “Income from financing leases” line item of our consolidated income statement)	39	41
Comparable straight-line rent in joint ventures accounted for under the equity method (reflected in “Earnings from equity interests” line item of our consolidated income statement)	17	8
Write-offs of straight-line rent receivables (included as a reduction in the “Straight-line rent” line item of our consolidated income statement)	38	7

Total straight-line rent revenue and other	$298	$297

As each adjustment above is conceptually of the same nature, we respectfully submit that each is appropriately combined in the same AFFO adjustment line item; however, after considering your comment and to enhance and clarify our disclosure, we will modify our labeling of this line item in future filings to be “Straight-line rent revenue from operating and financing leases”.

5.	We note your presentation of adjusted net debt in your exhibit 99.2. Please address the following:

•

Footnote (B) appears to combine multiple transactions. Please enhance your disclosure by breaking out the caption “Adjustments after December 31, 2022” into multiple captions (i.e. one for each transaction).

We respectfully acknowledge the Staff’s comment. In future earnings releases (which we improved in the 2023 first quarter), we will enhance our disclosure by breaking out the caption identifying adjustments after period end into multiple captions (i.e., one for each transaction). The enhanced disclosure would have been as follows as of December 31, 2022 (in millions):

Total debt at December 31, 2022	$10,269
Less: Cash at December 31, 2022	(236)
Less: Cash funded for building improvements in progress and construction in progress at December 31, 2022 (1)	(359)

Adjusted Net Debt	$9,674
Adjustments for investment activity (2)	(659)

Transaction Adjusted Net Debt	$9,015

(1)	Excluded development and capital improvement projects that are in process and not yet generating a cash return but will generate a return once completed.
(2)

Reflects expected cash proceeds from the Lifepoint Transaction of approximately $205 million, the Prospect Transaction of approximately $300 million, and Steward Transaction of approximately $150 million.

•	For each adjustment that relates to a transaction that had not closed by the date of the filing, please tell us your basis for presenting net debt as if such transaction had closed.

As these transactions are the same as those detailed in our response to Comment 1 above, please refer to our response to the third bullet of that comment.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P. by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer